March 22, 2006

Mail Stop 4561

Darl C. McBride
President and Chief Executive Officer
The SCO Group, Inc.
355 South 520 West, Suite 100
Lindon, UT 84042

      Re:	The SCO Group, Inc.
		Amendment no. 1 to Registration Statement on Form S-1
      Filed March 2, 2006
		File No. 333-130609

Dear Ms. McBride:

      We have reviewed your filing and have the following comments.

Form S-1
Selling Stockholders, page 51
1. The disclosure you reference on page 30 does not inform readers of the prospectus of the material terms of the transaction in which the selling stockholders acquired their stock. Please expand this section of the prospectus to convey the information you provide in the response letter concerning the transaction with the selling stockholders. Please see Item 507 of Regulation S-K, and note that the issuance of the stock to the selling stockholders is a transaction or relationship within the past three years that must be discussed to respond to the referenced disclosure guideline.

Financial Information
2. Please update all of the financial information herein to include the three month period ended January 31, 2006. In this regard, please see Item 3.01(f) of Regulation S-X.

      ***************************************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551-3642 with any other questions.

      					Sincerely,


      					Mark P. Shuman
      					Branch Chief - Legal


CC:	Nolan S. Taylor
	Dorsey & Whitney LLP
	170 South Main Street, Suite 900
	Salt Lake City, UT 84101-7373
      Facsimile: (801) 933-7373